

MAIL STOP 3561

October 16, 2007

Mr. Gregory E. Burns
President and Chief Executive Officer
Global Logistics Acquisition Corporation
330 Madison Avenue, Sixth Floor
New York, NY 10017

Re: Global Logistics Acquisition Corporation ("GLAC" or "Company")
    Amendment No 1 to Proxy Statement on Schedule 14A
    Filed September 10, 2007
    File No. 001-32735

Dear Mr. Burns,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to indicate whether any party to the Stock Purchase Agreement has had, directly or indirectly, any contact with a current or potential shareholder with the purpose of altering an intended vote against the transaction or conversion election. In this respect we note that the company's response to our prior comment 135 indicates that the company has held a series of investor meetings with selected institutions.

2.   We note your response to prior comment one. Please revise page 15 and where appropriate to disclose whether insiders have purchased or plan to purchase shares in the open market that may be voted in favor of the business combination. Please disclose the factors that management will consider in determining whether to make such purchases

and in determining the amount of any such purchases, including any factors relating to the anticipated approval or disapproval of the business combination by non-affiliated shareholders or the number of conversions in connection with such combination.

Schedule 14A Cover

3.   We note that the revised cover page refers to the per unit price of the securities being issued in the transaction "as agreed by the parties," and not the market price. Please advise us of the particular Exchange Act Rule you have used to compute the fee in this manner.

Summary of the Material Terms of the Acquisition, page 1

4.   Please revise your first bullet point on page one to give the reader a brief understanding of Clark's size by disclosing, for example, its 2006 revenues and net income.

5.   We note your response to prior comment 13 and revised disclosure on pages one, 11-12 and elsewhere. Please revise to clearly describe how Clark generates revenues. The statement that Clark provides a "full suite of service platforms, including value added distribution, transportation management and international air and ocean freight forwarding" does not convey meaningful information about how Clark incurs expenses and generates revenues. For example, the references to international air and ocean freight forwarding are confusing and may give the impression that Clark's operations involve flying and shipping print media; whereas, it appears that Clark organizes such transportation by using third party shipping. We note that the statement that Clark is "non-asset based" does not clarify this aspect of the company's operations. Please revise accordingly.

6.   On page one and elsewhere, you disclose that Clark has a roughly 30% market share by volume in North America and a 75% market share internationally. You also state that Clark is a "leading provider." Please revise to describe the basis for these assertions and management's belief, as described in the carryover paragraph on pages 11-12, regarding such assertions.

7.   We were unable to locate disclosure indicating how abstentions and broker non-votes will impact the transaction proposal. Please advise of its location. You attention is directed to our prior comment nine.

Summary of the Proxy Statement, page 11

8.   Please revise to explain the meaning of your statement that its working capital deficit "has permitted Clark to grow without making corresponding investments in its working capital."

9.   We note your disclosure on page 19 and elsewhere that as of June 30, 2007 you owed $165,000 to parties who had not waived claims against the trust. On page 99 you indicate that you have current liabilities of $328,110 and deferred acquisition costs of $371,606. Please advise us of whether the deferred acquisition costs have already been paid, and if not, clarify whether any of these potential payments are reflected in the $165,000.

Selected Historical Financial Information, page 22

10.   We have reviewed the revisions to your disclosure in response to comment 24 in our letter dated August 9, 2007. Please revise to include the selected historical statement of operations data of GLAC for the period from inception to December 31, 2005 and the selected historical balance sheet data of Clark for each period presented. Refer to Item 301 of Regulation S-K.

11.   Please revise to present income from continuing operations and net income of Clark on a consistent basis for all periods presented. Refer to Item 301 of Regulation S-K and the comment below regarding the presentation of discontinued operations in the audited financial statements of Clark.

Selected Unaudited Pro Forma Financial Statements, page 24

12.   We note that the weighted average number of basic and diluted shares outstanding for the year ended December 31, 2006 assuming maximum conversion in the unaudited pro forma condensed consolidated statement of income on page 25 differ from the amounts set forth in the unaudited pro forma condensed consolidated statement of operations on page 69. Please revise as appropriate.

13.   We reviewed the revisions to your disclosure and considered your response to comment 25 in our letter dated August 9, 2007. Please provide historical book value per share, cash dividends declared per share and income per share from continuing operations of Clark for the periods presented in the tables at the bottom of page 25. Please also provide historical and pro forma book value per share of GLAC for the year ended December 31, 2006. In addition, revise to disclose both basic and fully diluted income per share from continuing operations for GLAC and Clark. Refer to instruction 7(b)(10) of Item 14 of Schedule 14A. Also refer to the comment below regarding the presentation of discontinued operations in the audited financial statements of Clark.

14.   Please include an introductory paragraph to the tables at the bottom of page 25 describing the information presented. Also, label the columns to identify historical and pro forma financial data.

Risk Factors, page 26

15.   We note your response to prior comment 31 and revised disclosure on page 31. Please revise to disclose the maximum dollar value of potential conversions and indicate the company's anticipated working capital deficit assuming maximum conversions but not additional financing.

The Acquisition Proposal, page 42

16.   Revise here and in the front of your document to indicate the amount you would be required to borrow if 19.99% of your public shareholders elect conversion. Also, revise to indicate whether you currently have any financing in place to fund these conversions.

17.   We note your disclosure that Stephens Inc. acted as financial advisor to Clark's stockholders. Please revise to indicate when Clark engaged Stephens and disclose whether the stockholders were actively seeking an exit strategy.

18.   We note your response to prior comment 38 and revised disclosure on page 46 regarding how "Mr. Burns was known to Mr. Ciuba." Please revise to expand on and clarify "their association in connection with the aborted West Coast ground-based forwarder transaction."

19.   Please revise your page 46 discussion to briefly summarize the nature and scope of the UK operations and further discuss the negotiations regarding the decision to discontinue them.

20.   On page 47 you indicate that your "board noted the superior level of service that Clark provided to its customers, which contributed to Clark's strong customer loyalty, high margins and a steadily increasing share within its segment." Please revise to attribute the representations regarding loyalty, margins and share to the Board. Also, please briefly expand the disclosure of the basis for these and similar statements in the bullet point, including any activities undertaken by the board or its advisors regarding the validity of the statements.

21.   Please revise page 48 to identify the Anderson News investors whose experience was deemed favorable by the board of directors. See prior comment 44.

22.   Please revise to provide a basis for the belief expressed at the top of page 48 that Clark's EBIT to net revenue margin is comparable to its industry peer group. In this regard describe your peer group, indicating whether they operate asset-light business models.

23.   Please provide a basis for your page 48 belief that Clark was valued at a discount compared to its peer group. In this regard, disclose management's underlying analysis used to support this assertion.

24.   Please provide expanded disclosure of the negative factors considered by management in connection with the transaction. In this regard reference is made to our prior comment 46.

Capitalink Fairness Opinion, page 50

25.   Please revise the discussion under this heading to improve its clarity. By means of illustration only, we note several lengthy sentences and parentheticals which make this section difficult to understand after one reading.

26.   Please revise to clarify the meaning of your page 51 statement that "Capitalink does not express any opinion as to the underlying valuation … of Clark …"

27.   We note your response to prior comment 50 and revised disclosure on pages 54 and 55. Please revise to explain why you made the "normalized" adjustments. Also, please explain whether you made adjustments to items such as "compensation" and "public company expenses" to the comparable companies; and if not, explain why. Please disclose whether the inclusion of these items would significantly alter your conclusions; and prominently state at the beginning of the EBITDA discussion that your adjustments increase the subjectivity of the analysis and decrease the comparability of the companies presented in your analysis.

28.   Please revise your disclosure on page 54 to indicate your historical annual compound revenue growth rate and gross profit growth rate.

29.   We note your response to prior comment 53 and revised disclosure on page 55. Please revise to discuss how sensitive the discounted cash flow analysis is to changes in the variables used, such as the projections and discount rates. For example, would the range of $76 million to $104 million significantly change if the projected revenues assumed in the analysis were consistent with historic revenues instead of 11.7%? Would the range be significantly different if the discounted rates were several points different from what was used?

30.   We note your response to our prior comment 57; however it is still unclear how gross profit was used within your overall analysis. Please revise to explain.

The Purchase Agreement, page 60

31.   Please revise your disclosure on page 62 to more fully address the non-compete provisions, and exceptions thereto, contained in your stock purchase agreement.

Other Information Related to GLAC, page 93

Selected Unaudited Pro Forma Financial Statements, page 67

32.   We reviewed the revisions to your disclosure in response to comment 59 in our letter
        dated August 9, 2007. As the financial statements of Clark should be restated to report
        the results of operations of Clark UK in discontinued operations, please revise the
        condensed consolidated statement of operations for the year ended December 31, 2006 on
        page 69 to present income from continuing operations of Clark and to remove the
        separate column of Clark UK adjustments. Please similarly revise the unaudited pro
        forma condensed consolidated balance sheet on page 68. In addition, footnotes (E) and
        (I) and the unaudited pro forma financial information set forth in selected unaudited pro
        forma financial statements on page 24 should be revised accordingly. Refer to the
        comment below regarding the presentation of discontinued operations in the audited
        financial statements of Clark.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 71

33.   Reference is made to note (M) on page 73. Please tell us the authoritative literature you
        applied in concluding that you should recognize a charge based on the value of the
        contingent trust shares over the expected period of time it will take to achieve the target
        price. Please also explain to us in detail the basis for your conclusion.

34.   Please disclose the nature of the $325,000 pro forma adjustment to cash reflected in the
        unaudited pro forma condensed consolidated balance sheet in note (B).

35.   We reviewed your response to comment 67 in our letter dated August 9, 2007 and the
        revisions to your disclosure. Please revise the second sentence of note (G) to clarify that
        you assumed you would enter into a revolving credit facility and borrow $10 million to
        fund conversions in excess of $13 million and provide additional working capital as
        disclosed in the risk factor on page 31.

36.   We reviewed your response to our prior comment 68 and the revisions to your disclosure.
        We do not believe that the termination of the employment agreement with the prior
        owner is directly attributable to the transaction unless the termination was part of the
        contractual terms of acquisition agreement. Please advise further. Also, please tell us
        why you should not recognize a pro forma adjustment related to the new employment
        agreements with Messrs. Teagan and Barry disclosed on page 85.

37.   We reviewed the revisions to your disclosure included in note (O) in response to our prior
        comment 69. Please revise to clarify the assumptions used to determine the adjustments
        to interest income. In that regard, explain the pro rata computation or provide additional
        information as appropriate.

GLAC's Plan of Operations, page 96

38.   We do not believe that the company has responded completely to our prior comment 83. Accordingly, we reissue it. Please revise to provide a more detailed discussion of your more significant expenses to date. For example, please clarify the significant expenses associated with the second row of expenses on page 97, and explain why those expenses more than double the estimated amounts.

39.   Please revise to disclose the amount of funds held outside the trust as of the most recent practicable date and compare it against your existing liabilities as of the same date.

Business of the Clark Group, page 100

40.   Please revise to explain the relevance and significance of the first paragraph on page 101 under the heading "Transportation and Logistics."

41.   Please revise to indicate whether the U.S. Commerce Department data presented on page 101 separates circulation revenue between magazines with and without internal distribution capabilities. If so, revise to disclose. If not, clarify whether Clark management is aware of what types of magazine and companies are driving the increase in market growth. Also, revise to clarify how a U.S. adult magazine reader is defined for purposes of your 9% figure presented on page 101.

42.   Please revise to provide additional disclosure about your "Broad portfolio of third party transportation and logistics services."

43.   On page 103, and elsewhere in this section, you indicate that Clark's growth potential is "limited by the relatively small size of the market in which it operates." On page 48, in addressing management's reasons for the transaction, you state that "Clark's market capitalization is only a fraction of the $200 billion market in which it competes …." Please clarify whether you are talking about the same market in both discussions; and, if necessary, revise to further explain the market in which Clark operates, including its main attributes and size.

Clark Director and Executive Compensation, page 112

44.   We note the revised disclosure on page 112 in response to prior comment four. However, we do not believe that all of the information contemplated by Item 402 of Regulation S-K has been provided. For example, but without limit, you do not present a compensation discussion and analysis. Please revise accordingly.

45.   Please note that the compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note disparity in the salaries and bonus amounts among the

named executive officers, such as between Messrs. Gillis, Teagan, and Barry. Your compensation discussion and analysis should provide a detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

46.   Also, with respect to the company's compensation plans, please revise page 91 to explain why the company chooses to pay each element of compensation; and briefly explain how each element and the company's decisions regarding that element fit into the company's overall compensation objectives and affect decisions regarding other elements.

47.   In addition to providing the dollar amount of bonuses actually received by Messrs. Gillis, Simeo, Teagan, Barry, and Davenport during fiscal 2006, revise to also specify the percentages of the target bonus awarded.

48.   We note the references to "certain annual performance goals." Please revise to identify the categories of performance metrics considered. Also, please disclose the actual quantitative targets established within each category so that the level of achievement relative to the targeted goal is discernible. Your revised disclosure should summarize the qualitative and quantitative targets established for fiscal 2006. Please refer to Item 402(b)(2)(v) of Regulation S-K.

49.   Please revise to provide a more detailed discussion of how salaries, bonuses, and other compensation were set for each named executive officer in 2006. Please disclose how each element of the named executive officer's total compensation fits into Clark's overall compensation objectives and affects the decisions made regarding other compensation elements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 115

50.   We have reviewed your revised management's discussion and analysis and results of operations discussion on pages 115 through 127. However, it does not appear that the company has complied fully with out prior comments 102 and 103. Accordingly, we reissue them. Our prior comments were:

    a. The MD&A section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

In addition, while your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the Company, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results.

This comment is applicable for all periods.

b. In circumstances where you identify more than one reason for the change in revenues, gross profit and selling, operating and administrative expenses in your comparisons of operating results for 2006 compared to 2005, please quantify, to the extent practicable, the incremental impact of each individual business reason on the overall change and provide analysis explaining the underlying reasons for the fluctuations. See Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies and Use of Estimates, page 115

51. We note the revisions to your disclosure in response to comment 104 in our letter dated August 9, 2007. As previously requested, please provide an analysis of how accurate your estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past and how much the estimates and assumptions are reasonably likely to change in the future. Consider quantifying where practicable the impact of critical accounting estimates on your operating results and financial position for the periods presented as a basis for the analysis. Please also address the material implications of the uncertainties associated with the assumptions and estimates underlying your accounts payable and workers compensation measurements and why the measurements bear the risk of change. Refer to Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations in SEC Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In addition, please include your accounting policy with regard to accounts payable and accruals in the summary of significant accounting policies in note 1 to the financial statements. Finally, revise to clarify the nature of the freight expenses included in transportation pool costs in light of your accounting policy on page FS-7.

Results of Operations, page 118

52.   We were unable to locate the entirety of your response to our prior comment 105. Accordingly, we reissue it. Our prior comment was:

   a.   We note your disclosure that you experienced a decline in domestic gross profit due to higher fuel costs and higher purchased transportation costs. Please revise to quantify the impact of both these factors and revise to indicate whether management believes that these trends will continue into the next year.

53.   We were unable to locate the entirety of your response to our prior comment 108. Accordingly, we reissue it. In doing so, your attention is also directed at our prior comment 111. Our prior comment was:

   a.   Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements. In this regard please expand on your statement that "Clark has not experienced material variances" in its sources and uses of cash.

Certain Relationships and Related Transactions, page 131

54.   Revise to disclose the date Mr. Friedman was dismissed.

55.   We note your disclosures on page 133 that Anderson Management Services, Anderson Merchandisers, L.P., Prologix Distribution Services (East), LLC, and Anderson Services, LLC are Clark affiliates. Please revise to disclose the nature and extent of these affiliations, whether through share ownership, board interlocks, management employment, or otherwise. Also, revise to clarify how the terms of these arrangements were set, and indicate which arrangements will be continuing.

56.   Similarly revise the references to "an affiliate," "both affiliates," "their Affiliates," and "stockholders of Clark" to explain the nature of the relationships.

57.   Please disclose whether your policies and procedures for reviewing related person transactions are in writing and, if not, how such policies and procedures are evidenced. Also, please revise your references to the SEC rules to identify transactions with related "persons," instead of "parties."

The Clark Group, Inc. Financial Statements

58.   Please restate the audited financial statements to report the results of operations of Clark UK in discontinued operations. Please also reclassify the assets and liabilities of discontinued operations to reflect application of the provisions of paragraph 46 of SFAS 144. Refer to paragraphs 43 and 49 of SFAS 144.

<u>Global Logistics Acquisition Corporation Financial Statements</u>

59.   We reviewed your response to our prior comment 128. As previously requested, please tell us why your earnings per share presentations and related computations comply with SFAS 128, paragraph 19 of EITF D-98 and EITF 03-6. Please specifically address why the use of a method akin to the two class method is not appropriate. Also, tell your basis for presenting non-GAAP and/or pro forma earnings per share presentations on the face of the statements of operations in light of the above-mentioned literature and the prohibition in Item 10(e)(1)(ii)(C) of Regulation S-K. Otherwise, revise as appropriate.

<u>Condensed Statements of Operations, page FS-37</u>

60.   Please revise to present income tax expense as a single line item. Refer to paragraph (b)11 of Rule 5-03 of Regulation S-X.

<u>Form 10-Q for Fiscal Quarter Ended June 30, 2007</u>

61.   Please address the comments above and the comments in our letter dated August 9, 2007 as applicable.

<u>Certifications – Exhibits 31.1 and 31.2</u>

62.   In future filings, please remove the titles of the certifying individuals from the introductory paragraph to conform to the certification in Item 601(b)(31) of Regulation S-K. Please confirm to us that the inclusion of the titles of the certifying individuals is not intended to limit the capacity in which such individuals provided the certifications.

<u>Other</u>

63.   We note your response to our prior comment 136. Please advise us if these meetings were widely available to a general audience. If not, clarify how access was limited, and who was invited to participate.

64.   We note your response to our prior comment 138 regarding your belief that "subsidiary revenue is best viewed as revenue before corporate eliminations …" Please expand your response to provide additional support for your belief, and advise us if this is common practice for public companies in your industry.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

       Sincerely,

       John Reynolds
       Assistant Director

Cc: David Miller
       Fax # 212-818-8881